UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

Fl1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On March 1, 2021, Ms. Liang Han submitted her letter of resignation from her position as Chief Operating Officer (“COO”) of the Registrant, effective immediately. Ms. Han confirmed that her resignation is purely personal and is not involved any disagreement with the Registrant.

Ms. Yefang Zhang, Chief Executive Officer (“CEO”) of the Registrant, stated, “We would like to thank Liang Han for her service. We wish her well in her future endeavors.”

On March 4, 2021, the Registrant’s board of directors approved and ratified the appointment of Mr. Dehong Zhang as the Registrant’s COO, effective March 1, 2021.

Mr. Zhang has been a manager of Zhejiang Forest Food Co., Ltd., one of the Registrant’s subsidiaries, since July 2017. From August 2015 to June 2017, Mr. Zhang was the assistant to the general manager of Forasen Group Co., Ltd. From July 2011 to July 2015, Mr. Zhang served as a senior macro-economic analyst at Zheshang Futures Research Center. From April 2008 to March 2011, Mr. Zhang was a financial derivatives analyst and investment consultant of Toyo Securities Co. Mr. Zhang acquired his doctoral degree in financial engineering from Japan Advanced Institute of Science and Technology in March 2006, his master in economics from Yamaguchi University in March 2003 and his bachelor’s degree in international economics from Yamaguchi University in March 2001.

Mr. Zhang is a brother of Yefang Zhang, COO and Chairwoman of the Registrant, and a brother-in-law of Zhengyu Wang, the Registrant’s director and Yefang Zhang’s husband. There are no other family relationships between Mr. Zhang and any director or executive officer.

Summary of Employment Agreement

The employment agreement between Mr. Zhang and the Registrant is effective March 1, 2021. Under the terms of Mr. Zhang’s employment, Mr. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 per year.

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

The foregoing is a summary of the material terms of the employment agreement and is qualified in its entirety by reference to the employment agreement.

Exhibits

Exhibit 10.1	Employment Agreement by and between Dehong Zhang and Farmmi, Inc., dated as of March 1, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: March 5, 2021